
06013356

Amsterdam, The Netherlands

Vedior announces specialist acquisitions in the UK and Argentina

For release at 8.30am on 4 May 2006

Vedior is pleased to announce that it has acquired two specialist staffing companies; MOT Models Ltd in the UK and Rest Personal Eventual S.A. in Argentina.

The Group has acquired a 75% interest in the business of MOT Models ("MOT"), one of the UK's leading model agencies.

Established in 1984, MOT provides a broad based range of models to top photographers, advertisers, designers and production companies primarily in London but also in continental Europe. MOT operates four commercial divisions, commercial, fashion, junior and character, and generates annual bookings in excess of £4.8 million (€7.0 million).

In January 2006, MOT launched Zone Models, a new niche brand providing leading fashion models and representing VIP clients.

MOT's existing management team will continue to develop the Company and the outstanding 25% interest will remain with management.

Vedior's Argentinian subsidiary, SESA Select, has acquired a 100% interest in Rest Personal Eventual S.A. ("Rest"), a provider of qualified personnel to the oil and gas industry in Patagonia. For the full year ending 31 December 2005, Rest achieved audited annual sales of ARS6.6 million (€1.8 million). Vedior already has a well-established network in Argentina providing a range of recruitment services under the brands SESA Select, Select Executives Career Planning, Trading, Select Recursos Humanos and Telerecursos.

Zach Miles, Vedior's Chief Executive said, *"The acquisition of MOT represents a new sector for Vedior. The provision of models on a temporary contract basis is a high-margin business and MOT has an excellent reputation.*

Argentina has been one of Vedior's fastest growing markets over recent years. The acquisition of Rest enhances our geographical coverage in the south of the country and expands our presence in the oil and gas industry."

Earlier this week, Vedior announced the acquisition of CNC Global Ltd, Canada's leading provider of IT recruitment and resource management solutions. So far in 2006, the Group has made a total of six acquisitions.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary